Dean Witter Spectrum Series
Monthly Report
December 1998

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Dean Witter Spectrum Funds as of December 31, 1998 was as follows:

Funds                    N.A.V.                    % change for month
Spectrum Global Balanced $16.00                            1.27%
Spectrum Select          $23.80                            1.18%
Spectrum Strategic       $11.55                            2.81%
Spectrum Technical       $16.12                            5.98%

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, gains were recorded primarily in the global stock index futures component from long positions in S&P 500 Index futures as domestic stock prices pushed higher during the latter half of the month. The equity markets were driven higher by positive economic data, the traditional rally late in the year and temporary relief from gloomy corporate profits news as investors showed little concern regarding possible presidential impeachment. In the interest rate futures component, short Japanese government bond futures positions were profitable as prices dropped and yields soared on news that the Japanese Ministry of Finance's Trust Bureau would halt outright government bond purchases. Long European bond futures positions also contributed profits as bond prices were propelled higher after the 11 charter members of Europe's single currency caught the market off guard, slashing interest rates in a move aimed at smoothing the launch of the euro on January 1. The agricultural markets contributed additional gains in the managed futures component of the balanced portfolio from short hog and corn futures positions as both prices declined due to more-than-adequate supplies. A portion of the Fund's overall gains was offset by losses in the currency markets from long British pound positions held during the latter part of the month. The U.S. dollar strengthened against most European currencies as investors prepared for the January 1 launch of the euro. Additionally, news that the Bank of England intends to cut interest rates further also pushed the value of the pound lower versus the U.S. dollar.

In Spectrum Select, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems, gains were recorded primarily in the financial futures markets from short Japanese government bond futures positions as prices dropped and yields soared. The speculation that the Japanese Ministry of Finance's Trust Bureau would halt outright long-term government bond purchases starting in January 1999 attributed to the significant month-end downward move in Japanese government bond prices and soaring interest rates. Additional gains were seen in European interest rate futures as prices were propelled higher by unexpected rate cuts aimed at smoothing the January 1 launch of the euro. Gains were also recorded in the soft commodities markets from short orange juice and cocoa futures positions as both prices declined on concerns regarding increasing supplies. Smaller gains were recorded in the agricultural markets from short corn futures positions as prices declined on expectations of comfortable stocks for 1999 amid an expected decline in hog feed usage. Short aluminum futures positions resulted in smaller gains as base metals prices continued to be pressured by mounting global supply. A portion of the Fund's gains was offset by losses in the currency markets from long British pound positions as the value of the pound declined versus the U.S. dollar late in December after the Bank of England indicated it intends to cut interest rates further, thus making pound-denominated deposits less attractive.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies, gains were recorded primarily in the interest rate futures markets from short Japanese government bond futures positions as prices declined amid a surge in Japanese bond yields. The Bank of Japan Governor Masaru Hayami ascribed the increase in Japanese interest rate yields to a "rather oversensitive" reaction to an increase in bond issuance. News that the Japanese Ministry of Finance's Trust Bureau would halt outright government bond purchases starting in January 1999 also sent Japanese government bond prices lower. Additional gains were recorded in the energy markets from long crude oil futures positions as oil prices rose during month-end due to continued U.S.-Iraq tensions. Smaller gains were experienced in the metals markets from short aluminum and copper futures positions as mounting global supply continued to weigh on base metals prices. A portion of the Fund's overall gains was offset by losses in the soft commodities markets from long cocoa futures positions as prices slid amid concerns about supply pressures. Additional losses were experienced in the currency markets from short British pound positions held early in the month as the value of the U.S. dollar weakened versus the pound on concerns regarding the presidential impeachment hearings, emerging markets and the U.S. economy. Newly established long British pound positions held during month-end also recorded losses as the U.S. dollar strengthened against the pound as investors prepared for the January 1 launch of the euro.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems, gains were recorded primarily in the interest rate futures markets from short Japanese government bond futures positions as prices dropped and yields soared on news that the Japanese Ministry of Finance's Trust Bureau would halt outright government bond purchases starting in January. Additional gains were recorded in the currency markets from long Japanese yen positions as financial and political concerns weakened the U.S. dollar amid an increase in the value of the yen against the U.S. dollar from rising Japanese interest rates boosting the value of assets priced in yen. Smaller gains were produced in the metals markets from short copper and aluminum futures positions as base metals prices declined on mounting global supply. Similarly, short cotton futures positions contributed smaller gains as supply pressures caused cotton prices to slide. A portion of the Fund's overall gains was offset by losses in the energy markets from short crude oil futures positions as oil prices rose due to continued U.S.-Iraq tensions.

I would also like to take this opportunity to inform you that we anticipate Schedule K-1 (Form 1065) tax forms reporting each Limited Partner's share of the Partnership income, loss and deductions for calendar year 1998 will be mailed to holders of non-IRA accounts during the last week of February. Should you have an IRA account and wish to receive a schedule K-1 tax form, please contact your Morgan Stanley Dean Witter Financial Advisor.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Mark J. Hawley
President
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for the
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.7%
                         1997                18.2%
                         1998 (12 months)              16.4%

                    Inception-to-Date Return:          60.0%
                    Annualized Return:                           12.0%

___________________________________________________________________________
__________

Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998 (12 months)                14.2%

                    Inception-to-Date Return:               138.0%
                    Annualized Return               12.4%
___________________________________________________________________________
__________

Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998 (12 months)                7.8%

                    Inception-to-Date Return:                15.5%
                    Annualized Return:               3.5%
___________________________________________________________________________
__________


Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.4%
                         1997                  7.5%
                         1998 (12 months)               10.2%

                    Inception-to-Date Return:                61.2%
                    Annualized Return:             12.2%

Dean Witter Spectrum Series
Statements of Operations
For the Month Ended December 31, 1998
(Unaudited)
                                                      Dean Witter Spectrum
Global Balanced         Dean Witter Spectrum Select
                                        Percent of
Percent of
                                        December 1, 1998
December 1, 1998
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading Profit (Loss):
  Realized                      2,603,145             5.87          (1,970,020)
(1.02)
  Net change in unrealized     (1,922,283)           (4.34)          5,305,604
2.75

  Total Trading Results           680,862             1.53           3,335,584
1.73
Interest Income (DWR)             167,141             0.38
591,858                           0.31
  Total Revenues                  848,003             1.91
3,927,442                         2.04

EXPENSES
Brokerage fees (DWR)              169,841             0.38           1,164,344
0.61
Incentive fees                     69,730             0.16               -
-
Management fees                    46,153             0.10
481,797                           0.25
  Total Expenses                  285,724             0.64
1,646,141                         0.86
NET INCOME                        562,279             1.27
2,281,301                         1.18

Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended December 31, 1998
(Unaudited)
                        Dean Witter Spectrum Global Balanced              Dean
Witter Spectrum Select   .
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                           $          $
$          $
Net Asset Value,
 December 1, 1998      2,803,766.783  44,306,686    15.80     8,194,223.664
192,718,889   23.52
Net Income                    -          562,279     0.20           -
2,281,301    0.28
Redemptions               (7,386.865)   (118,190)   16.00       (39,469.807)
(939,381)  23.80
Subscriptions             72,693,587   1,163,097    16.00       253,012.894
6,021,707   23.80

Net Asset Value,
  December 31, 1998    2,869,073.505  45,913,872   16.00      8,407,766.751
200,082,516  23.80
The accompanying notes are an integral part of these financial statements.

Dean Witter Spectrum Series
Statements of Operations
For the Month Ended December 31, 1998
(Unaudited)
                                                             Dean Witter
Spectrum Strategic     Dean Witter Spectrum Technical.
                                        Percent of
Percent of
                                        December 1, 1998
December 1, 1998
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading Profit (Loss):
  Realized                     (3,427,606)            (5.11)
14,395,247                        6.04
  Net change in unrealized      5,736,775              8.55          1,353,972
0.57
  Total Trading Results         2,309,169              3.44         15,749,219
6.61
Interest Income (DWR)             205,247              0.31
717,685                           0.30
  Total Revenues                2,514,416              3.75         16,466,904
6.91

EXPENSES
Brokerage fees (DWR)              405,606      0.60             1,439,151
0.33
Incentive fees                       -         -                -
-
Management fees                   218,976      0.34               794,015
0.60
  Total Expenses                  624,582      0.94             2,233,166
0.93

NET INCOME                      1,889,834      2.81            14,233,738
5.98

Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended December 31, 1998
(Unaudited)
                          Dean Witter Spectrum Strategic            Dean Witter
Spectrum Technical
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                           $          $
$          $
Net Asset Value,
 December 1, 1998      5,975,240.857  67,134,866    11.24    15,658,981.515
238,204,374   15.21
Net Income                    -        1,889,834     0.31           -
14,233,738    0.91
Redemptions              (34,543.376)   (398,976)   11.55       (83,083.825)
(1,339,311)  16.12
Subscriptions            155,502.220   1,796,051    11.55       248,302.278
4,002,633   16.12
Net Asset Value,
  December 31, 1998    6,096,199.701  70,421,775   11.55     15,824,199.968
255,101,434  16.21

The accompanying notes are an integral part of these financial statements.

Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Dean Witter Spectrum Global Balanced L.P. (formally known as Dean Witter Spectrum Balanced L.P.)("Spectrum Balanced"), Dean Witter Spectrum Select L.P. (formally known as Dean Witter Select Futures Fund L.P.) ("Spectrum Select"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") an affiliate of Demeter. The clearing commodity broker is Carr Futures Inc. ("Carr"), providing clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage Fees and Related Transaction Fees and Costs -
Brokerage fees for Spectrum Balanced are accrued at a monthly rate of 1/12 of 4.60% of the Net Assets as of the first day of each month.

Dean Witter Spectrum Series
Notes to Financial Statements -
(Continued)

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a monthly rate of 1/12 of 7.25% of the Net Assets as of the first day of each month.


Such fees will cover all brokerage fees, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - Spectrum Balanced, Spectrum Strategic and Spectrum Technical, incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Spectrum Select bears all operating expenses related to its trading activities, to a maximum of 1/4 of 1% annually of the Partnership's average month end Net Assets. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee. Demeter bears all other operating expenses. Effective with the June 1, 1998 change to a flat rate brokerage fee, all common administrative and continuing offering expenses will be borne by DWR through the brokerage fees.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions

Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)


must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Spectrum Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note
1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  Stonebrook Capital Management, Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Company, Inc. ("JWH")

Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)




Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a
1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum
Technical.

Prior the June 1, 1998, the management fee was accrued at the rate of one fourth of 1% of the Partnership's adjusted Net Assets, as defined in the Limited Partnership Agreements, as of the last day of each month (a 3% annual rate) to Spectrum Select.
Effective June 1, 1998, the management fee is accrued at the rate of one fourth of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

Prior to June 1, 1998, the management fee was accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum Strategic. Effective June 1, 1998, management fees are accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to Stonebrook on the first day of each month.

Incentive Fee - Spectrum Balanced and Spectrum Strategic each will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in its Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month.

Prior to June 1, 1998, Spectrum Select paid, when applicable, a quarterly incentive fee to each trading advisor equal to 17.5% of the trading advisors Trading Profits experienced by the Net Assets allocated to such trading advisor as of the end of each calendar quarter. Effective June 1, 1998 the incentive fees was revised to 15% of Trading Profits and are paid on a monthly basis.

Prior to June 1, 1998, Spectrum Technical paid a fee equal to 15% of the "Trading Profits" as defined in its Limited Partnership agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. Effective June 1, 1998 incentive fees for Spectrum Technical were revised to 15% of the Trading Profits experienced with respect to the Net Assets allocated to Campbell and JWH as of the end of each calendar month, and 19% of the Trading Profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)




For all Partnerships, if a trading advisor has experienced "Trading Losses" with respect to its allocated Net Assets at the time of a supplemental closing, the trading advisor must earn back such losses plus a pro-rata amount related to the funds allocated to the trading advisor at supplemental closing before the trading advisor is eligible for an incentive fee.